UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

13 June 2005

Commission file number: 1-14824

TNT N.V.

Neptunusstraat 41-63
2132 JA Hoofddorp
The Netherlands
(address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

FORM 20-F          FORM 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b)
under the Securities Exchange Act of 1934.)

YES           NO

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): N/A)

Explanatory note

This report of Form 6-K contains

Global walk is a giant step towards ending child hunger,
13 June 2005

13 June 2005

GLOBAL WALK IS A GIANT STEP TOWARDS ENDING CHILD HUNGER

Today, more than 200,000 people took part in a round the clock, round the world event in 267 cities and towns and 88 countries - raising both awareness and funds to fight child hunger around the globe.

The United Nations World Food Programme (WFP) together with its partner TNT, the global express, logistics and mail company, teamed up with an array of celebrities, dignitaries, employees, partners, family and friends to literally walk the world through a 24 hour period in each of the planet's 24 time zones. Globally, walkers covered a distance of more than a million kilometres or the equivalent of 25 times around the globe

This year's Fight Hunger: Walk the World events enlisted the help and support of over more than 200,000 people who collectively generated enough funds to feed at least 50.000 hungry children, moving one step closer to eradicating child hunger.

International capitals, rural communities, neighbourhoods and historical landmarks served as the backdrop to walks which varied in size and style. In Rome, where WFP is headquartered, walkers strode through the ancient ruins of the Fori Imperiali and the Colosseum. New Yorkers began their walk at the Irish Hunger Memorial in Battery Park City with the Statue of Liberty in the distance. The Great Wall of China and the Pyramids of Egypt set the stage for the walks there. While in Malawi, 100,000 children who are direct beneficiaries of WFP's school feeding programmes walked through their villages with family and friends.

Artists, intellectuals, political leaders and sports champions turned out to call attention to the horrifying fact that hunger kills a child every five seconds in a world that produces enough food for everyone. Some noted figures included Italian actress Maria Grazia Cucinotta, British writer Sir Arthur C. Clarke, the President of Honduras Ricardo Maduro and Kenyan marathon champion and former WFP school feeding beneficiary Paul Tergat.

"The money raised through Fight Hunger: Walk the World will go directly to WFP's global school feeding programme. This initiative links together food and education by offering free meals at school to some of the world's most vulnerable children," said James Morris, WFP Executive Director.

"The walks held around the globe today were a great success and a tremendous first step forward in eradicating child hunger, but the struggle continues. Few people know that it only takes 19 US cents a day, to feed a hungry child at school. It proves that even the smallest contribution can help make a huge difference," said Peter Bakker, TNT CEO.

To download photos and see walk results visit fighthunger.org

WFP is the world's largest humanitarian agency: each year, we give food to an average of 90 million poor people to meet their nutritional needs, including 56 million hungry children, in at least 80 of the world's poorest countries. WFP -- We Feed People.

WFP Global School Feeding Campaign - For just 19 US cents a day, you can help WFP give children in poor countries a healthy meal at school - a gift of hope for a brighter future.

Visit our website : www.wfp.org

With its two brands TNT and Royal TPG Post, TNT N.V. is a global provider of mail, express and logistics services. The group employs over 162,000 people in 63 countries and serves over 200 countries. For 2004 the company reported sales of € 12.6 billion. TNT N.V. is publicly listed on the stock exchanges of Amsterdam, New York, London and Frankfurt.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TNT N.V.

By: /s/ Daphne Andriesse

Name: Daphne Andriesse
Title: Senior Press Officer TNT Media Relations

Date: 13 June 2005